May 21, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology
Washington, D.C. 20549
Attention: Mr. Ronald (Ron) E. Alper

RE: Registration Statement on Form S-11 (File No. 333-256015)

Dear Mr. Alper,

On behalf of Wheeler Real Estate Investment Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to May 25, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Daniel Raglan of Cadwalader, Wickersham & Taft LLP at (212) 504-6790.

Very truly yours,

/s/ Angelica Beltran
Angelica Beltran
Corporate Secretary

cc: Mr. Daniel Raglan (via email)